

September 23, 2010

<u>via U.S. mail and facsimile</u>

William C. Foote, Chief Executive Officer
USG Corporation
550 West Adams Street
Chicago, IL 60661-3676

   RE: **USG Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Form 10-Q for the Fiscal Quarter Ended June 30, 2009
      Definitive Proxy filed April 1, 2010
      File No. 1-08951

Dear Mr. Foote:

We have completed our review of your filings and do not have any further comments at
this time.

           Sincerely,

           Terence O'Brien
           Accounting Branch Chief